Abengoa Yield plc

Great West House, GW1, 17th floor

Great West Road

Brentford, United Kingdom TW8 9DF

June 10, 2014

Via EDGAR Submission

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mara L. Ransom
Scott Anderegg
Dietrich King

Re:	Abengoa Yield plc
Registration Statement on Form F-1
File No. 333-194970

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Abengoa Yield plc (the “Company”) respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective as of 4:00 p.m. on June 12, 2014, or as soon thereafter as practicable. Please notify Jeffrey C. Cohen of Linklaters LLP, counsel to the Company, at (212) 903-9014 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

The Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Abengoa Yield plc

By:	/s/ Manuel Sanchez Ortega
Name:	Manuel Sanchez Ortega
Title:	Director and Chairman of the Board